================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



          [X] Annual Report Pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

                  For the fiscal year ended: DECEMBER 31, 2000

                                       Or

        [ ] Transition Report Pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934

                For the transition period from _______ to _______


                        Commission File Number 333-94141




                          EMPLOYEE STOCK OWNERSHIP PLAN
                                       OF
                     TELECOMUNICACIONES DE PUERTO RICO, INC.
                            (Full title of the plan)




                     TELECOMUNICACIONES DE PUERTO RICO, INC.
                           1515 F.D. Roosevelt Avenue
                              Guaynabo, P.R. 00968

                   (Name of the issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                                      INDEX


    EMPLOYEE STOCK OWNERSHIP PLAN OF TELECOMUNICACIONES DE PUERTO RICO, INC.



         Independent Auditors' Report


         Financial Statements:

         Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

         Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000

         Notes to Financial Statements


         Supplemental Schedule:

         Schedule of Assets Held for Investment Purposes as of December 31, 2000


         Signatures Page


         Exhibit Index

INDEPENDENT AUDITORS' REPORT



To the Participants of the Employee Stock
Ownership Plan of Telecomunicaciones de
Puerto Rico, Inc.:


We have audited the accompanying statement of net assets available for benefits of the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc. (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc. as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

As discussed in Note 4 to the financial statements, the December 31, 2000 and 1999 financial statements include securities valued at $132,370,000 and $135,205,000 (129% and 124% of net assets), respectively, whose values have been estimated by an independent appraiser retained by the Trustee in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.



Deloitte & Touche LLP
San Juan, Puerto Rico

June 19, 2001

EMPLOYEE STOCK OWNERSHIP PLAN OF

TELECOMUNICACIONES DE PUERTO RICO, INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                   DECEMBER 31,
                                                                ----------------------------------------------------
                                                                                       2000
                                                                ----------------------------------------------------
                                                                  ALLOCATED         UNALLOCATED           TOTAL
                                                                --------------     --------------     --------------
ASSETS:
  Investments:
    Equity investment in employer, at estimated fair value      $   72,876,871     $   59,493,129     $  132,370,000
    Participant loans                                                       --             98,257             98,257
    Money market funds                                                      --             66,725             66,725
  Receivables:
    Employer contributions                                                  --          2,306,509          2,306,509
    Interest                                                                --              8,224              8,224
                                                                --------------     --------------     --------------
            Total  assets                                           72,876,871         61,972,844        134,849,715
                                                                --------------     --------------     --------------
LIABILITIES:
  Interest payable                                                          --          2,306,509          2,306,509
  Payable to employer                                                       --            549,219            549,219
  Loan payable                                                              --         29,420,000         29,420,000
                                                                --------------     --------------     --------------
           Total  liabilities                                               --         32,275,728         32,275,728
                                                                --------------     --------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS                               $   72,876,871     $   29,697,116     $  102,573,987
                                                                ==============     ==============     ==============


                                                                                  DECEMBER 31,
                                                                ----------------------------------------------------
                                                                                      1999
                                                                ----------------------------------------------------
                                                                  ALLOCATED         UNALLOCATED            TOTAL
                                                                --------------     --------------     --------------
ASSETS:
  Investments:
    Equity investment in employer, at estimated fair value      $   77,260,000     $   57,945,000     $  135,205,000
    Participant loans                                                       --                 --                 --
    Money market funds                                                      --                 --                 --
  Receivables:
    Employer contributions                                                  --          1,667,069          1,667,069
    Interest                                                                --                 --                 --
                                                                --------------     --------------     --------------
            Total  assets                                           77,260,000         59,612,069        136,872,069
                                                                --------------     --------------     --------------

LIABILITIES:
  Interest payable                                                          --          1,667,069          1,667,069
  Payable to employer                                                       --                 --                 --
  Loan payable                                                              --         26,100,000         26,100,000
                                                                --------------     --------------     --------------
           Total  liabilities                                               --         27,767,069         27,767,069
                                                                --------------     --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS                               $   77,260,000     $   31,845,000     $  109,105,000
                                                                ==============     ==============     ==============



See notes to financial statements.

EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000


                                                         ALLOCATED          UNALLOCATED            TOTAL
                                                       --------------      --------------      --------------
ADDITIONS:
   Net depreciation in fair value of investment        $   (1,678,236)     $   (1,156,764)     $   (2,835,000)
   Interest income                                                 --              51,491              51,491
   Contributions from employer                                     --           2,965,085           2,965,085
   Contributions from employees                             2,660,262                  --           2,660,262
   Allocation of 14,910 shares of common stock              1,151,968                  --           1,151,968
                                                       --------------      --------------      --------------
              Total additions                               2,133,994           1,859,812           3,993,806
                                                       --------------      --------------      --------------

DEDUCTIONS:
   Distributions to participants                            6,517,123                  --           6,517,123
   Interest expense                                                --           2,306,509           2,306,509
   Allocation of 14,910 shares of common stock                     --           1,151,968           1,151,968
   Administrative expenses                                         --             549,219             549,219
                                                       --------------      --------------      --------------

              Total deductions                              6,517,123           4,007,696          10,524,819
                                                       --------------      --------------      --------------

NET DEDUCTIONS                                             (4,383,129)         (2,147,884)         (6,531,013)

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                              77,260,000          31,845,000         109,105,000
                                                       --------------      --------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                                       $   72,876,871      $   29,697,116      $  102,573,987
                                                       ==============      ==============      ==============



See notes to financial statements.

EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

1. DESCRIPTION OF THE PLAN

The following brief description of the Employee Stock Ownership Plan of Telecomunicaciones de Puerto Rico, Inc. (the "Plan" or "ESOP") is provided for general information purposes only. Participants should refer to the Plan Description originally dated March 2, 1999 and amended effective January 1, 2000 for more complete information.

GENERAL -Telecomunicaciones de Puerto Rico, Inc. (the "Company" or "TELPRI") established the Plan on March 2, 1999, which was amended effective January 1, 2000. The Plan is both a stock bonus plan and an employee stock ownership plan, as described in Section 407(d)(6) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan operates, in relevant part, as a leveraged employee stock ownership plan, and is designed to comply with Sections 1165(a) and 1165(h) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PRC"), and Section 4975(e)(7) and the regulations thereunder of the United States Internal Revenue Code of 1986, as amended (the "IRC"), and is subject to the applicable provisions of ERISA. The Plan is administered by a committee consisting of at least five persons appointed by TELPRI's Board of Directors. The U.S. Trust Company, N.A. (the "Trustee") is the trustee for the Plan.

CONTRIBUTIONS - On March 2, 1999, TELPRI's stockholders contributed shares of common stock of the Company to the Plan. Puerto Rico Telephone Authority (the "PRTA") contributed 3%, representing 30,000 shares at $26,100,000; and GTE Corporation and Popular, Inc. contributed 1%, representing 10,000 shares at $8,700,000, for a combined total of 40,000 shares at $34,800,000 (the "Initial Grant"). The Company declared a 25 to 1 stock split on December 31, 1999 to decrease the per share market price in order to increase their affordability to the participants. All eligible employees received prorated portions of this grant of TELPRI stock at no cost.

To fund the initial purchase of common stock for the Plan, the ESOP purchased an additional 3% of the Company's stock using the proceeds of a leveraged borrowing from the Company. The Plan holds the stock acquired in this transaction in a trust established under the Plan. The related borrowing is to be repaid over a period of 20 years by either contributions to be made by the Company to the trust fund (other than contributions of Company stock), from employee contributions, from earnings attributable to such employer and employee contributions and from any dividends received by the Trust on the Company's stock. As the Plan makes each payment of interest and principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the IRC and the PRC.

The borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. The Company has no rights against the shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2000 and 1999 and for the year ended December 31, 2000 presents separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock ("Allocated") and

(b)      stock not yet allocated to employees ("Unallocated").

Effective January 1, 2000, the participants may contribute each year up to 10 percent of pretax annual compensation up to $8,000, as defined in the Plan. The Company contributes 30 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching contribution by the Company is invested directly in the Company's common stock. Additional performance matching contributions may be contributed at the option of the Company's board of directors as set forth in the Plan. Contributions are subject to certain limitations as established under Section 415 of ERISA.

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ELIGIBILITY - Salaried, regular, full and part-time employees of the Company actively employed on March 2, 1999 were eligible to receive a portion of the Initial Grant of the Company's stock. Employees that were not actively employed on March 2, 1999 were also eligible to receive the Initial Grant provided that they met the following conditions:

Employees were on short-term disability, workers' compensation, Family and Medical Care Leave Act ("FMLA") leave, layoff with recall rights, or other Company approved leave of absence; and the employees returned to active employment with the Company as soon as they were eligible to do so and within 180 days after March 2, 1999.

VESTING - A participant shall be fully vested at all times in employee contributions allocated to his account and in any earnings thereon. Also, a participant shall be fully vested at all times in the value of the Initial Grant that is allocated to his account and any earnings thereon. A participant shall be fully vested in additional employer contributions and matching contributions allocated to his account and any earnings thereon upon the participant's death, total disability, as determined by the Employee Benefits Administration Committee ("Committee"), or attainment of normal retirement age.

A participant who is not vested shall become vested in the additional employer and matching contributions allocated to his account and any earnings thereon in accordance with the following schedule:

                          YEAR(S) OF SERVICE            VESTED PERCENTAGE
                          ------------------            -----------------
                                       1                         20%
                                       2                         40%
                                       3                         60%
                                       4                         80%
                                       5                        100%


PAYMENT OF BENEFITS - On termination of service due to death, disability or retirement, a participant shall be paid in a lump sum in whole shares of the Company's stock with the balance in cash. To the extent that a participant or beneficiary receives a distribution of the Company's stock when the stock is not readily tradable on an established securities market, the participant has the right ("put option") to sell such stock to the Company at any time during two option periods at the fair value of such shares. The participant exercising the option will receive either a lump sum or annual installments over a period not to exceed five years as decided by the Committee.

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest determined as of the first business day of each calendar quarter and shall be equal to the prime rate that is published in the Money Rates column of The Wall Street Journal on that date.

EXEMPT LOANS - The Company may direct the Trustee to obtain an exempt loan from time to time in order to finance the acquisition of the Company's stock or to refinance a prior exempt loan. The Trustee shall use the proceeds from the exempt loan to (i) acquire stock of TELPRI (ii) to repay the exempt loan or
(iii) to repay a prior exempt loan. Shares acquired with the proceeds of an exempt loan shall be allocated to an Unallocated Account. Such shares shall be released from the Unallocated Account only as the Trustee makes payments of the exempt loan and will be allocated to eligible employees' accounts in accordance with the Plan's provisions.

AMENDMENT TO PLAN TERMINATION - The Company may modify or terminate the ESOP at any time by a decision from its Board of Directors. Upon termination or partial termination of the Plan, or upon the complete discontinuance of contributions under the Plan, the accounts of participants affected by the termination, partial termination or complete discontinuance of contributions, as the case may be, shall be nonforfeitable. If the Plan is terminated by the Company, the interest of each participant or beneficiary in his accounts shall be distributed at the time and in the manner determined by the Committee; provided that if an Exempt loan remains outstanding upon the complete termination of the Plan, the Company shall direct the Trustee, prior to making final allocations of Plan Assets, to pay the accrued principal and interest on the loan and to prepay the remaining principal balance of the loan with the shares of TELPRI stock held in the Suspense Account, or with the proceeds of a sale or other disposition of such stock. Upon termination of the Plan, the Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. Each participant is to instruct the Trustee on how to vote the Company stock and other voting securities of the Company credited to his account. Upon receipt of such instructions, the Trustee shall vote the securities as instructed.

To the extent permitted by applicable law, the Trustee shall vote the securities for which no voting instructions are received (including securities that are not allocated to the account of a participant or beneficiary), in accordance with the voting instructions it receives with respect to a plurality of the securities for which it receives voting instructions.

EXPENSES - Administrative expenses of the Plan, including fees and expenses of the Trustee, are paid from the trust fund, except to the extent that such expenses are paid by the Company or one of its affiliates.

2. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies adopted by the Plan follows:

BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are carried at estimated fair value. The shares of TELPRI's common stock at December 31, 2000 and 1999 were valued by an independent appraiser retained by the Trustee in the absence of readily ascertainable market values (see note 4). The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends, when declared, are recorded on the ex-dividend date.

CONCENTRATION OF RISK - The Plan assets consist principally of the Company's Stock Fund which, at December 31, 2000 and 1999, is invested in the Company's stock which may be subject to significant fluctuations in value as discussed in
Note 4. A portion of this fund may be invested in cash, money market securities, money market funds, bankers acceptances, repurchase agreements, corporate, government or other bond funds, short term investment funds and other investment funds in order to meet the liquidity needs of the Plan.

3. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of TELPRI's common shares, are held by the Plan's Trustee.

The Company's contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions as determined by the Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

4. INVESTMENTS

As of December 31, 2000 and 1999, the Plan's investments were held in a trust fund with the Trustee. The Committee may eliminate and/or change the underlying composition of any investment fund provided that the assets of the Plan shall at all times be invested primarily in the Company's stock. The Plan's investments at December 31, 2000 and 1999, respectively, are presented in the following table:

                                             DECEMBER 31, 2000                       DECEMBER 31, 1999
                                             -----------------                       -----------------
                                        ALLOCATED          UNALLOCATED         ALLOCATED         UNALLOCATED
                                      --------------     --------------     --------------     --------------
Telecomunicaciones de Puerto
Rico, Inc. common stock:
Number of Shares                             963,470            786,530          1,000,000            750,000
                                      ==============     ==============     ==============     ==============
Cost                                  $   33,528,756     $   29,195,835     $   34,800,000     $   26,100,000
                                      ==============     ==============     ==============     ==============
Fair Value                            $   72,876,871     $   59,493,129     $   77,260,000     $   57,945,000
                                      ==============     ==============     ==============     ==============



The common stock is not currently traded on a national market exchange and is closely held. As such, the stock has no readily determinable market value. In the absence of readily ascertainable market value for the stock, the stock's value was based on a valuation performed by an independent appraiser at December 31, 2000 and 1999. The valuation methodologies used are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Because of the inherent uncertainty of valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The appraiser's opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated as of the valuation date. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material to the estimated value of the common stock.

Money market funds (interest rates ranging from 5.7% to 6.6% during 2000) and participant loans (interest rate of 9.5% during 2000) amount to $66,725 and $98,257 at December 31, 2000, respectively. The cost of these investments approximates the fair market value at December 31, 2000.

5. LOAN PAYABLE

In 1999, the Plan entered into a $26,100,000 term loan agreement with the Company. The proceeds of the loan were used to purchase common stock of the Company representing a 3% equity (750,000 shares). Also, during 2000 the Plan entered into loan agreements amounting to $3,320,000 with the Company to finance the Plan's acquisition of Company stock from former employees. Terms of the loan agreements are similar. Unallocated shares are used as collateral for the loan. The agreements provide for the loans to be repaid over twenty (20) years. The scheduled amortization of the loans for the next 5 years and thereafter is as follows:


 YEAR ENDING
 DECEMBER 31,                      AMOUNT
 -----------                    -----------
 2001                           $   522,000
 2002                               688,000
 2003                               688,000
 2004                               688,000
 2005                               688,000
 Thereafter                      26,146,000
                                -----------
 Total                          $29,420,000
                                ===========

The loans bear interest at a rate equal to (i) LIBOR plus percentages that range from .50 percent (.50%) to 2.25 percent (2.25%) per annum, or (ii) in the event that LIBOR for any period shall not be available, then the prime rate as quoted from time to time. Principal and interest payments are paid at the end of the fiscal year.

6. TAX STATUS

The Plan filed a petition with the Commonwealth of Puerto Rico to qualify the Plan as exempt from income tax in Puerto Rico. Although the determination letter has not yet been received by the Plan, the Plan administrator is of the opinion that the petition will be approved. The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 2000 that the Plan is designed in accordance with applicable sections of the IRC.

The Plan has been amended since submitting the petition with the Commonwealth of Puerto Rico and receiving the determination letter by the Internal Revenue Service. However, the Plan administrator and the Plan's tax counsel believe that the Plan is in compliance with the applicable requirements of the PRC and in compliance with the applicable provisions of the IRC.

7. SUBSEQUENT EVENT

On June 19, 2001, the Company paid a dividend of approximately $0.72 per share, resulting in dividend income to the Plan of approximately $1.3 million.

SCHEDULE I


EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(SCHEDULE H - PART IV - ITEM 4i ON FORM 5500)
DECEMBER 31, 2000



                                                                                                   ESTIMATED
IDENTITY OF ISSUE                                          UNITS                COST               FAIR VALUE
---------------------------------------               ----------------     ----------------     ----------------
Telecomunicaciones de Puerto Rico, Inc.
  common stock *                                      1,750,000 shares     $     62,724,591     $    132,370,000

Participant loans at variable rates                       98,257 units
                                                         at $1.00 each               98,257               98,257

Money market funds - U.S. Trust Co. of                    66,725 units
California market rate account                           at $1.00 each               66,725               66,725
                                                                           ----------------     ----------------

TOTAL                                                                      $     62,889,573     $    132,534,982
                                                                           ================     ================



*  Party-in-interest

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


EMPLOYEE STOCK OWNERSHIP PLAN OF
TELECOMUNICACIONES DE PUERTO RICO, INC.




                                      By:    /s/ Jon E. Slater
                                             -----------------------------------
                                      Name:  Jon E. Slater
                                      Title: Chief Executive Officer
                                      Date:  June 29, 2001


                                      By:    /s/ Frank P. Gatto
                                             -----------------------------------
                                      Name:  Frank P. Gatto
                                      Title: Chief Financial Officer
                                      Date:  June 29, 2001


                                      By:    /s/ Ramiro L. Colon, III
                                             -----------------------------------
                                      Name:  Ramiro L. Colon, III
                                      Title: Treasurer
                                      Date:  June 29, 2001

                                  EXHIBIT INDEX


                 EXHIBIT
                 NUMBER         DESCRIPTION
                 ------         -----------
                  23.1          Consent of Independent Public Accountants
